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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 3)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           7401 WEST MANSFIELD AVENUE
                            LAKEWOOD, COLORADO 80235
                                 (303) 716-6800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

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                                WITH A COPY TO:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated April 10, 1998, as amended (the "Schedule 14D-9"), relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Viad
Corp (the "Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock") of MoneyGram Payment Systems, Inc. (the "Company") at a price of $17.00 per share, net to the seller in cash.


     Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the aforementioned Schedule 14D-9.

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ITEM 2.  TENDER OFFER OF THE BIDDER



     Item 2 is hereby amended and supplemented to add the following:



     On May 11, 1998, Parent issued a press release announcing an increase in the Offer price from $17.00 to $17.35 per Share, net to the seller in cash, and that the Offer has been extended to 6:00 p.m., New York City time, on Friday May 22, 1998 (as so revised, the "Offer"). A copy of the press release is attached as Exhibit 17 to this Amendment No. 3 and is incorporated herein by reference in its entirety.



ITEM 4.  THE SOLICITATION OR RECOMMENDATION



     Item 4 is hereby amended and supplemented to add the following:



(A) RECOMMENDATION OF THE BOARD OF DIRECTORS



     At a special meeting held on May 12, 1998, the Board unanimously voted to approve the Offer and determined that the Offer is fair to and in the best interests of the stockholders of the Company.



     THE BOARD UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER BY THE STOCKHOLDERS OF THE COMPANY.



     A press release issued by the Company on May 13, 1998 communicates such approval and recommendation and is filed as Exhibit 18 to this Amendment No. 3 and is incorporated herein by reference in its entirety.



(B) BACKGROUND OF THE MERGER AND THE OFFER; REASONS FOR THE RECOMMENDATION



     Background of the Merger and the Offer. On May 11, 1998, Purchaser amended the Offer by filing an amendment ("Amendment No. 4") to the Tender Offer Statement on Schedule 14D-1 which was originally filed on April 10, 1998. Amendment No. 4 reflects the increase in the Offer price from $17.00 to $17.35 and the extension of the Offer to 6:00 p.m., New York City time, on Friday May 22, 1998. The amendment was publicly announced through a press release issued by the Parent on May 12, 1998. That same day, Parent mailed a supplement to the Offer to Purchase to all shareholders of record on the Record Date.



     Also on May 12, 1998, the Board held a special meeting to review, with advice and assistance of the Company's financial and legal advisors, the Offer. All members of the Board participated either in person or by telephone. At such meeting, Morgan Stanley provided both an oral and a written opinion that, as of such date and based upon and subject to the matters discussed with the Board and contained in such written opinion, the cash consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. Shearman & Sterling reviewed the Board's fiduciary duties to shareholders and the principal terms of the Offer and the Merger. The Board then unanimously determined that the Offer is fair to and in the Best interests of the Company's stockholders, and approved the Offer and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.



     On May 13, 1998, the Company issued a press release communicating such approval and recommendation which, as mentioned above, is filed as Exhibit 17 to this Amendment No. 3.



     Reasons for the Board's Recommendation. In addition to the considerations described in the Schedule 14D-9, in recommending that the shareholders accept the Offer as revised and tender their shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to the following:



     (ix) the fact that the $17.35 per Share to be paid in the Offer and as consideration in the Merger represents a premium of approximately 11.49% over the $15.5625 closing sale price for the Shares on the NYSE on April 3, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement, a premium of approximately 37.43% over the $12.625 closing sale price for the Shares on the NYSE one month prior to April 6, 1998 and a premium of approximately 27.89% over the average closing price for the Shares on the NYSE in the 12 months prior to April 6, 1998; and



     (x) the analysis conducted by Morgan Stanley, the oral and written presentations by Morgan Stanley at the May 12, 1998 Board meeting and the written opinion of Morgan Stanley delivered to the Board at such meeting, that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion, the $17.35 consideration to be received by the holders of Common Stock in the Offer and the Merger is fair from a financial point of view to such stockholders. A copy of the Morgan Stanley Opinion is attached as Exhibit 19 to this Amendment No. 3, and is incorporated herein by reference in its entirety.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MoneyGram Payment Systems, Inc.

                                          By: /s/ ANDREA M. KENYON
                                            ------------------------------------
                                            Name: Andrea M. Kenyon
                                            Title: General Counsel and Secretary


Dated: May 13, 1998


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                                 EXHIBIT INDEX


EXHIBIT NO.
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
 Exhibit 1*  Agreement and Plan of Merger dated as of April 4, 1998 among the Parent, the Purchaser and the Company.
 Exhibit 2*  Letter dated April 10, 1998, from the Chairman of the Board and Chief Executive Officer to the stockholders of the
             Company.
 Exhibit 3*  Joint Press Release issued by Parent and the Company dated
             April 6, 1998.
 Exhibit 4*  Joint Press Release issued by Parent and the Company dated
             April 10, 1998.
 Exhibit 5*  Opinion of Morgan Stanley dated April 4, 1998 (included as
             Annex II to this Statement).*
 Exhibit 6*  Confidentiality Agreement between Parent and the Company dated February 11, 1998.
 Exhibit 7*  1996 Stock Option Plan of the Company (incorporated herein by reference to Exhibit 10.7 of the 1997 10-K).
 Exhibit 8*  1996 Broad-Based Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the 1997 10-K).
 Exhibit 9*  Executive Retention Plan, dated May 15, 1997, as amended to date (incorporated by reference to Exhibit 10 of the
             Company's Quarterly Report on Form 10Q for the quarter ended
             June 30, 1997).
Exhibit 10*  Complaint filed in Taam v. Calvano et. al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, April 9, 1998.
Exhibit 11*  Complaint filed in Harbor v. Calvano et. al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, April 9, 1998.
Exhibit 12*  Amended Class Action Complaint filed in Taam Associates Inc.
             v. Calvano et. al., C.A. No. 16305-NC and Harbor Finance
             Partners v. Calvano et. al., C.A. No. 16306-NC, Court of
             Chancery of the State of Delaware and for New Castle County,
             April 14, 1998.
Exhibit 13*  Motion for Preliminary Injunction filed in Taam Associates
             Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
             Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
             Court of Chancery of the State of Delaware and for New
             Castle County, April 14, 1998.
Exhibit 14*  Motion for Expedited Proceedings filed in Taam Associates
             Inc. v. Calvano et. al., C.A. No. 16305-NC and Harbor
             Finance Partners v. Calvano et. al., C.A. No. 16306-NC,
             Court of Chancery of the State of Delaware and for New
             Castle County, April 14, 1998.
Exhibit 15*  Rights Agreement dated as of May 10, 1998, between the
             Company and BankBoston, N.A., as Rights Agent, including a
             Form of Rights Certificate as Exhibit A and a Summary of
             Rights as Exhibit B (incorporated herein by reference to
             Exhibit 4 of the Registration Statement on Form 8-A filed
             with the Commission on May 11, 1998).
Exhibit 16*  Press Release issued by the Company dated May 11, 1998.
 Exhibit 17  Press Release issued by Parent dated May 12, 1998.
 Exhibit 18  Press Release issued by the Company dated May 13, 1998.
 Exhibit 19  Opinion of Morgan Stanley dated May 12, 1998.


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* Previously filed.

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